Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of TEN Holdings, Inc. and Subsidiaries on Form S-1, of our report dated March 28, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Ten Holdings, Inc. and Subsidiaries, as of December 31, 2024 and 2023 and for the years ended, which report is included in this Annual Report on Form 10-K of TEN Holdings, Inc. and Subsidiaries for the year ended December 31, 2024. We also consent to the reference to our firm under the heading “Experts” appearing therein.

Grassi & Co., CPAs, P.C.

Jericho, New York

July 16, 2025